UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2022

Commission File Number: 001-40566

TABOOLA.COM LTD.
(Exact name of registrant as specified in its charter)
16 Madison Square West 7th Floor
New York, NY 10010
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

EXPLANATORY NOTE

Background

On November 28, 2022 Taboola.com Ltd. (the “Company”) entered into a 30-year commercial arrangement with Yahoo Inc. pursuant to which the Company will power native advertising across all of Yahoo Inc.’s digital properties, expanding the Company’s native advertising offering.  In connection with this partnership, the Yahoo Parties (defined below) will receive an aggregate 24.99% of the outstanding equity of the Company on a combined post-transaction basis, as well as one representative on the Company’s board of directors (collectively, the “Transaction”).

The closing of the Transaction is expected to occur in the first quarter of 2023, subject to receipt of shareholder and regulatory approvals and satisfaction of customary closing conditions.

Omnibus Agreement

On November 28, 2022 the Company entered into a certain Omnibus Agreement (the “Omnibus Agreement”) with College Top Holdings, Inc., a Delaware corporation (“College Top Holdings”), and Yahoo AdTech JV, LLC, a Delaware limited liability company (“Yahoo Adtech”, and together with College Top Holdings and any permitted assignee thereof, the “Yahoo Parties”), pursuant to which the Company shall issue to College Top Holdings or a designated affiliate thereof as designated under the Omnibus Agreement, (i) such amount of ordinary shares equal to the lesser of (x) 19.9% of the issued and outstanding ordinary shares of the Company as of immediately prior to the closing of the Omnibus Agreement (the “Closing”), or (y) the number of ordinary shares totaling an aggregate fair market value of $100 million (“Primary Issuance Company Ordinary Shares”) and (ii) such amount of non-voting ordinary shares of the Company, with no par value (“Non-Voting Ordinary Shares”), equal to (x)(A) 24.99% of the issued and outstanding ordinary shares of the Company (the “Company Ordinary Shares”) as of immediately prior to the Closing divided by (B) 75.01%, less (y) a number of Company Ordinary Shares equal to the aggregate number of Primary Issuance Company Ordinary Shares; provided, that if the Closing occurs on a date that is more than three months following the signing date of the Omnibus Agreement, then the reference in clause (ii)(x)(A) above to “prior to the Closing” shall be to “prior to the date which is three months following the signing date of the Omnibus Agreement” (the “Primary Issuance Company Non-Voting Ordinary Shares”). For the avoidance of doubt, the Primary Issuance Company Ordinary Shares and the Primary Issuance Company Non-Voting Ordinary Shares are expected to represent in the aggregate 24.99% of the issued and outstanding Company Ordinary Shares as of immediately after the Closing (subject to certain adjustments specified in the Omnibus Agreement and noted above depending on the timing of the Closing). The Primary Issuance Company Ordinary Shares are expected to represent approximately 16.7% of the total voting power of the issued and outstanding voting ordinary shares of the Company as of immediately after the Closing.

The Yahoo Parties will also be entitled to designate a director to be nominated to serve on the Board (the “Yahoo Director”). Under our Current Articles, the Board may appoint a director to the Board to fill a vacant position, provided that the number of directors will not exceed eleven, the maximum number of directors set forth in our Current Articles, as a result of such appointment. Our Board currently consists of eight directors divided into three classes. So that each class of the Board will be represented by an equal number of directors, the Yahoo Director will be appointed at Closing by the Board to serve as a Class III director, to serve until the 2024 annual meeting of shareholders and until their successor has been duly elected and qualified. The Yahoo Director will receive customary compensation consistent with that of other Taboola directors.

The Omnibus Agreement also contains customary representations, warranties, covenants and conditions. The representations, warranties and preclosing covenants will not survive the consummation of the transaction contemplated by the Omnibus Agreement. The consummation of the transactions contemplated by the Omnibus Agreement is subject to customary closing conditions, including the receipt of Company shareholder approval, the receipt of required regulatory approvals and the absence of any legal restraints on the consummation of the transaction. The Company and the Yahoo Parties have agreed to use their respective reasonable best efforts to satisfy the conditions to consummation of the transactions contemplated by the Omnibus Agreement, subject to specified limitations. If the transactions contemplated by the Omnibus Agreement have not been completed by May 26, 2023, as such date may be extended in certain circumstances, then either party may terminate the Omnibus Agreement.

Commercial Agreement

On November 28, 2022, Taboola Inc., a wholly owned subsidiary of the Company, entered into a Digital Property and Demand Services Agreement with Yahoo Inc. (the “Commercial Agreement”). The Commercial Agreement provides for, inter alia, the provision of specified services on an exclusive basis by the Company to Yahoo Inc., including the Company’s native advertising services, across Yahoo’s global publisher properties. The term of the Commercial Agreement will be 30 years. The Company anticipates a transition period of about nine months for the integration of services and currently expects the benefits of the Commercial Agreement to start materializing gradually in the second half of 2023 and continuing in 2024. Under certain circumstances, either party has the right to terminate if specified performance conditions are not met and remain uncured for a period in excess of one year.

Investor Rights Agreement

In connection with the Closing under the Omnibus Agreement, the Company and College Top Holdings will enter into an Investor Rights Agreement (the “Investor Rights Agreement”), under which, inter alia, the Yahoo Parties will be entitled, in certain circumstances, to cause the Company to register its ordinary shares for resale under the Securities Act of 1933, as amended. If there is no Yahoo Director serving on the Board and at such time the Yahoo Parties beneficially own in the aggregate at least thirty percent (30%) of the Primary Issuance Company Ordinary Shares and Primary Issuance Company Non-Voting Ordinary Shares issued at the Closing, the Yahoo Parties will be entitled to appoint a representative as a non-voting observer of the Board (the “Yahoo Observer”). In addition, the Investor Rights Agreement allows for a Yahoo Director or Yahoo Observer to share non-public information of the Company received by them with other individuals associated with the Yahoo Parties who have a need to know such information for specified purposes.

The Investor Rights Agreement also contains restrictions on the transfer of the Primary Issuance Company Ordinary Shares and the Primary Issuance Company Non-Voting Ordinary Shares issued to the Yahoo Parties at the Closing during the twelve-month period thereafter. During such period, the Yahoo Parties may not transfer the Primary Issuance Company Ordinary Shares and the Primary Issuance Company Non-Voting Ordinary Shares issued to the Yahoo Parties except for certain customary permitted transfers such as (i) to affiliates, (ii) in respect of a merger, tender offer or other similar transaction that is recommended by the Board and involves all other shareholders of the Company exchanging their securities, (iii) with respect to bankruptcy or insolvency by the Company and (iv) with respect to certain permitted financing arrangements.  The Investor Rights Agreement further restricts the Yahoo Parties from certain transfers even after the expiration of the twelve-month period, including transfers to certain competitors and transfers resulting in an owner of more than 10% of the Company’s outstanding ordinary shares. The Yahoo Parties are also restricted from acquiring securities of the Company and from taking other actions which seek to control or influence the management or the policies of the Company, for certain time periods specified therein.

The Investor Rights Agreement also contains a waiver by the Company of the right to be offered an opportunity to participate in any business opportunity which may be a corporate or business opportunity for any of the Yahoo Parties or any Yahoo Director. More so, under the Investor Rights Agreement, upon a Yahoo Party’s request, the Company must provide cooperation in connection with a Yahoo Party obtaining a financing arrangement for which the Company’s securities serve as collateral, including by entering into agreements with third parties in connection with the financing arrangement, removing restrictive legends on the Company’s ordinary shares and any other reasonable cooperation or assistance requested by the Yahoo Parties, provided that such cooperation will not unreasonably disrupt the operation of the Company’s business. The Investor Rights Agreement also contains customary representations, warranties and covenants.

The Investor Rights Agreement also includes certain customary demand, “piggy-back” and shelf registration rights with respect to the Company Ordinary Shares issued to the Yahoo Parties or thereafter acquired by the Yahoo Parties.

Voting and Support Agreement

In connection with the Omnibus Agreement, on November 27, 2022, certain shareholders of the Company (the “Subject Shareholders”), who collectively owned 42.28% of the outstanding Company Ordinary Shares as of the record date, entered into a Voting and Support Agreement with College Top Holdings and the Company, pursuant to which the Subject Shareholders will deliver to the Company proxies in favor of certain proposed amendments to the Articles of Association of the Company in connection with the Transaction.

The information contained in this Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-257879), Form S-8 (File No. 333-263827) and Form S-8 (File No. 333-257478). The information in the attached Exhibit 99.1 and Exhibit 99.2 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Forward Looking Statements

Certain statements in this Form 6-K are forward-looking statements. Forward-looking statements generally relate to future events including the Company’s expectations for the Commercial Agreement, the Company’s ability to complete the transactions with the Yahoo Parties and future financial or operating performance of the Company.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “guidance”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “target”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. Examples of such forward-looking statements include, but are not limited to, statements regarding the belief that the Company will benefit from the Commercial Agreement.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Uncertainties and risk factors that could affect the Company’s future performance and cause results to differ from the forward-looking statements in this Form 6-K include, but are not limited to: the ability to complete the proposed transactions with the Yahoo Parties on the currently expected timetable or at all; the risk that existing and prospective advertisers working with the Yahoo Parties terminate their existing relationship, choose not to migrate to Taboola’s platform, or reduce their spending on Taboola’s platform compared to spending with the Yahoo Parties; the ability to recognize the anticipated benefits of the Commercial Agreement; the impact of the recent acquisition of Connexity and the business combination between the Company and ION Acquisition Corp. 1 Ltd. (together, with the Connexity acquisition, the “Business Combinations”), which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; the Company’s ability to successfully integrate the Connexity acquisition; costs related to the Business Combinations; changes in applicable laws or regulations; the Company’s estimates of expenses and profitability and underlying assumptions with respect to accounting presentations and purchase price and other adjustments; ability to attract new digital properties and advertisers; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale the Company’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to prioritize investments to improve profitability and free cash flow; ability to make continued investments in the Company’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with the Company’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic and other potential public health emergencies; reliance on a limited number of partners for a significant portion of the Company’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 under Item 3.D. “Information About the Company - Risk Factors” and in the Company’s subsequent filings with the Securities and Exchange Commission. Nothing in this Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made. The Company undertakes no duty to update these forward-looking statements except as may be required by law.

TABLE OF CONTENTS

ITEM
99.1
Press Release dated November 28, 2022 titled “Yahoo and Taboola Enter 30-Year Commercial Agreement, Developing a Leading Offering for Advertisers, Publishers and Merchants on the Open Web; Partnership to Generate Approximately $1 Billion in Annual Revenue”

99.2	Investor Presentation dated November 28, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TABOOLA.COM LTD.

Date: November 28, 2022	By:	/s/ Stephen Walker
		Name:	Stephen Walker
		Title:	Chief Financial Officer